UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): July 26, 2021

INVESTINDUSTRIAL ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39720	98-1556465
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Suite 1, 3rd Floor, 11-12 St James’s Square London, United Kingdom		SW1Y 4LB
(Address of principal executive offices)		(Zip Code)

+44 20 7400 3333

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-third of one redeemable warrant	IIAC.U	New York Stock Exchange
Class A Ordinary Shares included as part of the units	IIAC	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	IIAC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into A Material Definitive Agreement.

As previously disclosed, on July 18, 2021, Investindustrial Acquisition Corp., a Cayman Islands exempted company (“IIAC”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among IIAC, Ermenegildo Zegna Holditalia S.p.A., a joint stock company incorporated under Italian law (“Zegna”), and EZ Cayman, a Cayman Islands exempted company (“Merger Sub”), providing for, among other things, the amendment of that certain Forward Purchase Agreement (the “Forward Purchase Agreement”), dated as of November 18, 2020, by and between IIAC, and Strategic Holding Group S.à r.l., a private limited liability company under the laws of Luxembourg (the “FPA Purchaser”).

On July 26, 2021, IIAC and the FPA Purchaser entered into the Amendment to the Forward Purchase Agreement (the “Amendment”). Pursuant to the Amendment, the FPA Purchaser committed to purchase from IIAC 22,500,000 Class A ordinary shares, $0.0001 par value, of IIAC for an aggregate purchase price of €184,500,000, subject to adjustment in accordance with the terms of the Amendment, which forward purchase shall be consummated on the closing date of the transactions contemplated by the Business Combination Agreement.

The description of the Business Combination Agreement is incorporated herein by reference to the description set forth under Item 1.01 of IIAC’s Current Report on Form 8-K filed on July 19, 2021 and is qualified in its entirety by reference to the full text of the Business Combination Agreement.

A copy of the Amendment is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference, and the foregoing description of the Amendment is qualified in its entirety by reference thereto.

Additional Information

In connection with the proposed transaction, Zegna will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (the “Registration Statement”) that will include a prospectus with respect to Zegna’s securities to be issued in connection with the Business Combination and a proxy statement with respect to the shareholder meeting of IIAC to vote on the proposed transaction. Shareholders of IIAC and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Zegna, IIAC and the proposed transaction. After the Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the Registration Statement will be mailed to shareholders of IIAC as of a record date to be established for voting on the proposed transaction. Once available, shareholders of IIAC will also be able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Investindustrial Acquisition Corp., Suite 1, 3rd Floor, 11-12 St James’s Square London, United Kingdom SW1Y 4LB. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

IIAC and Zegna and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of IIAC and their ownership is set forth in IIAC’s filings with the SEC, including its Form 10-K for the year ended December 31, 2020 and subsequent filings on Form 10-Q and Form 4. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the IIAC shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Investindustrial Acquisition Corp., Suite 1, 3rd Floor, 11-12 St James’s Square London, United Kingdom SW1Y 4LB.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available to IIAC and Zegna. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans as they relate to the proposed transaction, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although each of IIAC and Zegna believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of IIAC and Zegna caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by Zegna with the SEC and other documents filed by IIAC or Zegna from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside IIAC’s and Zegna’s control and are difficult to predict. Forward-looking statements in this communication include, but are not limited to, statements regarding the proposed transaction, including the timing and structure of the transaction, the proceeds of the transaction and the benefits of the transaction. Neither IIAC nor Zegna can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from IIAC’s shareholders or satisfy other closing conditions in the Business Combination Agreement, the occurrence of any event that could give rise to the termination of the Business Combination Agreement, the ability to recognize the anticipated benefits of the Business Combination, the amount of redemption requests made by IIAC’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by Zegna with the SEC and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2020 of IIAC and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by IIAC, Zegna, their respective directors, officers or employees or any other person that IIAC and Zegna will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of IIAC and Zegna as of the date of this communication. Subsequent events and developments may cause that view to change. However, while IIAC and Zegna may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of IIAC or Zegna as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of IIAC or Zegna, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

10.1	Amendment to Forward Purchase Agreement, dated as of July 26, 2021, by and between Investindustrial Acquisition Corp. and Strategic Holding Group S.à r.l.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 28, 2021	INVESTINDUSTRIAL ACQUISITION CORP

	By:	/s/ Andrea Cicero
	Name:	Andrea Cicero
	Title:	Chief Financial Officer